UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

10-14F, Block A, Platinum Towers
No.1 Tairan 7th Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into Share Purchase Agreement in Relation to the Disposal of Virtual Bank

On November 13, 2023, OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Lufax Holding Ltd (the “Purchaser”), a limited liability company incorporated in the Cayman Islands and listed on the New York Stock Exchange and the Hong Kong Stock Exchange (NYSE: LU and HKEX: 6623), and Ping An OneConnect Bank (Hong Kong) Limited (the “PAOB”), an indirectly wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability. The Company carries out its virtual bank business through PAOB.

Pursuant to the Share Purchase Agreement, the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire PAOB through the sale and purchase of the entire issued share capital of Jin Yi Tong Limited (the “Disposal Company”), a company with limited liability incorporated in the British Virgin Islands and wholly-owned by the Company at a consideration of HK$933 million in cash, subject to the terms and conditions of the Share Purchase Agreement (the “Disposal”). The Disposal Company indirectly holds 100% of the issued share capital of PAOB (the Disposal Company and its direct and indirect subsidiaries, including PAOB, together referred to as “the Disposal Group”).

The Disposal has been approved by the audit committee of the board of directors of the Company and the closing is subject to certain conditions, including the approval by the independent shareholders of the Disposal and the approval from the Hong Kong Monetary Authority. The Company will convene an extraordinary general meeting to approve the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder. If the closing would not have occurred on or prior to the first anniversary of the date of the Share Purchase Agreement, either OneConnect or the Purchaser may terminate the Share Purchase Agreement. Upon Closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company, together with its subsidiaries, will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of OneConnect.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the satisfaction of the closing conditions for the Disposal, including independent shareholder approval and regulatory approvals, Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chairman of the Board and Chief Executive Officer
Date: November 14, 2023